Contact

www.linkedin.com/in/cory-combs-2b08b868 (LinkedIn)

Top Skills

Mechanical Engineering
CAD
Foreign Languages

Languages

Chinese (Full Professional)
Spanish (Elementary)

Honors-Awards

2019 Dial Fellow
2021 TED Fellow
2021 Aerospace Innovation Award

Cory Combs

Ampaire Co-founder, TED Fellow
Los Angeles Metropolitan Area

Summary

Building the future of electric aviation

Experience

Ampaire
Co-Founder / Executive Tech Fellow / Board Member
2016 - Present (6 years)
Los Angeles, California

Ampaire is leading the charge in electrifying aviation.

@ Stealth
Stealth
2020 - Present (2 years)

LP Amina
R&D Engineer
2014 - 2016 (2 years)

Researched novel cleantech / energy efficiency technologies across multiple industries.

GAE
Student Tutor
2012 - 2013 (1 year)
Greater Los Angeles Area

Tutored middle and high school students in multiple subjects while taking university courses.

Northrop Grumman Corporation
R&D Engineer
2009 - 2012 (3 years)
Greater Los Angeles Area

R&D and new aircraft development engineer, with primary focus on early-stage research and design.

Sandia National Laboratories
Systems Analyst Intern
2008 - 2008 (less than a year)
San Francisco Bay Area

Developed citywide evacuation/sheltering models for major terrorist incident response and contributed to report presented to congressional staffers.

Molding International & Engrg
Engineering Intern
2007 - 2007 (less than a year)
Greater Los Angeles Area

Assisted company specializing in the robotic manufacture of detail-critical injection molded plastic parts for medical and automobile applications.

Education

Stanford University
Master of Science (MS), Mechanical Engineering

Stanford University
Bachelor of Science (B.S.), Mechanical Engineering

Chaparral High School Temecula
High School Diploma - Valedictorian